FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Letter dated May 14, 2004 from the Chairman to the Shareholders.

2.	Material Event dated May 19, 2004: Ordinary General Shareholders’ Meeting.

ITEM 1

Emilio Botín
Chairman

Santander, May 14, 2004

I would like to inform you that the next AGM of our Bank will be held in Santander, as usual, on the second call on June 19th. I enclose the Meeting’s agenda. You will find on our website (www.gruposantander.com), from the day of the calling, the texts of the resolutions to be submitted for approval and other information of interest.

As I did last year, I invite you once again to make suggestions or ask questions which, in the best interests of our Bank, you would like to raise at the Meeting. You can send them to Área de Accionistas, Paseo de la Castellana 86, 28046 Madrid, or by e-mail to junta.accionistas@gruposantander.com. This unit, or myself at the Meeting, will do our utmost to answer the questions.

This step, which is independent from the information and proposal rights which you may be entitled to according to the law and to the corporate by-laws, was taken prior to the AGM on June 21, 2003 and proved to be useful.

Indeed, some of the suggestions made by shareholders last year, have actually been implemented such as, eliminating the commission for the transfer of securities, launching a bank card with special conditions and increasing the calculation period for setting the price to buy shares under the Dividend Reinvestment Plan.

As you will see, we have also included among the proposals for the meeting the elimination of the requirement to hold at least 100 shares, established in the by-laws, in order to be able to attend Shareholders’ Meetings. Once this proposal is approved, you will only need to own one share in order to attend Meetings.

Once again I thank you for placing your trust in us.

Yours sincerely,

AGENDA

First	Review and approval, where appropriate, of the Annual Accounts (BalanceSheet, Income Statement and Annual Report) and of the management of Banco Santander Central Hispano, S.A. and of its consolidated Group, relating to 2003.

Second	Distribution of the 2003 earnings.

Third	Board of Directors: re-election and ratification of directors.

Fourth	Re-election of the auditing firm for 2004.

Fifth	Authorization for the Bank and its subsidiaries to acquire the Bank’s shares under the terms of Article 75 and the first additional regulation of the Law of Limited Companies, leaving without effect the unused part of the authorization granted by the AGM on June 21, 2003.

Sixth	Amendment of the corporate by-laws: Article 8 (Iberclear, new name); 15 (elimination of the requirement to own 100 shares in order to attend a Shareholders’ Meeting); 16 (delegation via a distance means of communication); 22 (modification reference to Article 32); 23 (list of thoseattending); introduction of a new Article 24 (vote via a distance means of communication) and subsequent renumbering of all articles between 24, which will be re-numbered 25, and 46, which will be re-numbered 47; current 25 and new 26 (right of information); current 31 and new 32 (duties of directors); current 35 and new 36 (meetings and adoption of Board’s agreements); current 36 and new 37 (modification reference to Article 35); and current 45 and new 46 (electronic and distance means of communications between the Bank and its shareholders and directors).

Seventh	Substitution of the present Regulation of Shareholders’ Meetings by a new Regulation.

Eighth	Empowering of the Board to execute the agreement to be adopted by the Meeting to increase the capital, in accordance with Article 153.1 a) of the Law of Limited Companies, leaving without effect the eighth agreement of the AGM of June 21, 2003.

Ninth	Empowering of the Board to issue bonds that are not convertible into shares.

Tenth	Empowering of the Board to interpret, correct, complement, execute and develop the agreements adopted by the Meeting, as well as to substitute the powers received from the Meeting, and grant the Board powers to publicly register such agreements.

Information Point

Eleventh	Inform the Meeting of the Regulations of the Board, in accordance with Article 115 of Law 24/1988, of July 28, of the Securities Market.

ITEM 2

BANCO SANTANDER CENTRAL HISPANO, S.A.

Ordinary General Shareholders’ Meeting

     The Bank’s Board of Directors has resolved to call the shareholders to an Ordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on June 19, 2004 at 11:00 a.m., on second call, in the event that, due to a failure to reach the required quorum, the Meeting cannot be held on first call, which is also hereby convened at the same place and time on June 18, 2004, in order for the shareholders to consider and resolve upon the First through Tenth items of the Agenda and in order to comply with the provisions of Article 115.1 of Law 24/1988, of July 28, of the Securities Market, under the Eleventh item.

AGENDA

ITEMS FOR CONSIDERATION AND RESOLUTION

First.-	Examination and approval, where appropriate, of the Annual Accounts (Balance Sheet, Income Statement and Annual Report) and of the management of Banco Santander Central Hispano, S.A. and its consolidated Group, relating to 2003.

Second.-	Distribution of 2003 earnings.

Third.-	Board of Directors: Re-election and ratification of Directors.

Fourth.-	Re-election of the auditing firm for 2004.

Fifth.-	Authorization for the Bank and its subsidiaries to acquire the Bank’s shares under the terms of Article 75 and the first additional regulation of the Law of Limited Companies, leaving without effect the unused part of the authorization granted by the AGM on June 21, 2003.

Sixth.-	Amendment of the corporate by-laws: Article 8 (Iberclear, new name); 15 (elimination of the requirement to own 100 shares in order to attend a Shareholders’ Meeting); 16 (delegation via a distance means of communication); 22 (modification reference to Article 32); 23 (list of those attending); introduction of a new Article 24 (vote via a distance means of communication) and subsequent renumbering of all articles between 24, which will be re-numbered 25, and 46, which will be re-numbered 47; current 25 and new 26 (right of information); current 31 and new 32 (duties of directors); current 31 and new 32 (duties of directors); current 35 and new 36 (meetings and adoption of Board’s agreements); current 36 and new 37 (modification reference to Article 35); and current 45 and new 46 (electronic and distance means of communications between the Bank and its shareholders and directors).

Seventh.-	Substitution of the present Regulation of Shareholders’ Meetings by a new Regulation.

Eighth.-	Empowering of the Board to execute the agreement to be adopted by the Meeting to increase the capital, in accordance with Article 153.1 a) of the Law of Limited Companies, leaving without effect the eighth agreement of the AGM of June 21, 2003.

Ninth.-	Empowering of the Board to issue bonds that are not convertible into shares.

Tenth.-	Empowering of the Board to interpret, correct, complement, execute and develop the agreements adopted by the Meeting, as well as to substitute the powers received from the Meeting, and grant the Board powers to publicly register such agreements.

INFORMATION POINT

Eleventh.-	Inform the Meeting of the Regulations of the Board, in accordance with Article 115 of Law 24/1988, of July 28, of the Securities Market.

Participation of a Notary Public at the Meeting

     In accordance with the provisions of Article 114 of the Law of Limited Companies and Article 4.2 of the Regulations of the Shareholders’ Meeting, the Board of Directors has resolved to request the presence of a Notary Public to take the minutes of the Meeting.

Attendance, representation and vote via a distance

     Shareholders having one hundred or more of the Bank’s shares registered in their name and who meet the other requirements established by the By-laws are entitled to attend the Meeting. Holders of less than one hundred shares may group together until such number is reached, in order for one of them to attend, or they may be represented by another shareholder entitled to attend.

     This right to attend may be delegated pursuant to the provisions in this regard set forth in Article 106 of the Law of Limited Companies, in the By-laws and in the Regulations of the Shareholders’ Meeting.

     In addition, and pursuant to the provisions of the Law of Limited Companies and Article 45 of the By-laws, vote via a distance and the grant of proxy representation may be exercised by electronic or data transmission means. The following basic rules shall apply for such purpose:

(i)	The delegation of the right to attend as well as electronic voting must occur no later than midnight on the third day prior to the day provided for the holding of the Meeting upon first call, i.e., no later than June 15, 2004. Subsequent proxy grants or electronic votes shall be deemed invalid.

(ii)	A shareholder who grants a proxy by electronic means is required to notify the designated representative of the proxy being granted. When the proxy is granted to a Director and/or the General Secretary of the Bank, it shall be deemed to have been effected upon receipt by the Bank of such electronic grant of the proxy.

(iii)	Electronic grants of proxies must be accepted by the grantee of the proxy, without which they may not be used. For this purpose, all electronic grants of proxies to shareholders other than the Directors and/or the General Secretary must be printed, signed and submitted by the proxy holder to the personnel in charge of the shareholder registry on the day the Meeting is held, and at least one hour prior to the time provided for the commencement thereof.

(iv)	Personal attendance at the Meeting by a shareholder who voted or granted a proxy by electronic means shall invalidate such electronic vote or proxy. Otherwise, once an electronic vote has been cast by shareholder, it may not be modified. An electronic vote shall invalidate any prior or subsequent written or electronic grant of a proxy.

(v)	In the event that a shareholder grants a proxy electronically, on the one hand, and by writing on a paper proxy card, on the other, the latter shall prevail over the former.

(vi)	The person to whom the vote is delegated may only exercise such vote by personally attending the Meeting.

(vii)	Shareholders who are legal entities, non-residents of Spain or shareholder groups may consult the Shareholder Attention Unit (Unidad de Atención al Accionista) in order to adapt the mechanisms for electronic voting and proxies to their particular situation, with the proper guarantees.

     The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxies when technical or safety reasons so require.

     The Bank shall not be responsible for the prejudice that may occur to a Shareholder arising from malfunctions, overloads, fallen lines, connection failures or any other like or similar circumstance, which is not within the control of the Bank, and which prevents the use of the mechanisms for electronic voting and proxies.

     For further development of the foregoing and more information regarding electronic voting and proxies, shareholders can go to the website of the Company (http://www.gruposantander.com), to the e-mail address junta.accionistas@gruposantander.com, to the Shareholder Line 902 11 17 11 or to the Shareholder Office, Paseo de la Castellana, 86 – 28046 Madrid.

     As with prior Meetings, proxy representation granted in writing shall be effected by the signing by and delivery by the shareholder of the corresponding proxy.

Right to information

     Without prejudice to the provisions of Article 112 of the Law on Limited Companies, beginning on the date of publication of the notice of the call to meeting, the shareholders may obtain from the Company, immediately and without charge, the annual accounts, management report and auditors’ report for 2003, as well as the consolidated accounts and management report for the Group and the auditors’ report for such fiscal year.

     With respect to the Sixth and Eighth items of the Agenda, the shareholders may examine the full text of the proposed resolutions and the required reports of the directors at the Bank’s registered office, and may request that such documents be delivered or remitted free of charge.

Additional information and documentation available on the website

     Independently of the right to information referred to above, the shareholders may also examine at the Bank’s registered office, and request the delivery or remittance without charge of the text of, the Regulations of the General Shareholders’ Meeting that is submitted for their approval under the Seventh item of the Agenda, as well as of the text of the Regulations of the Board of Directors that will be the subject of the information provided under the Eleventh item of the Agenda.

     In addition, from the date of the call to meeting, the following documents shall be available for review on the Company’s website (http://www.gruposantander.com):

(i)	The annual accounts, management report and auditors’ report for 2003, as well as the consolidated accounts, management report for the Group and the report of the auditors for such fiscal year.

(ii)	Full text of the proposed resolutions corresponding to all items for debate and resolution under the Agenda for the General Shareholders’ Meeting and, with respect to the Sixth and Eighth items, the corresponding to the reports of the directors.

(iii)	The text of the Regulation of the General Shareholders’ Meeting to be submitted for approval at the Meeting under the Seventh item of the Agenda.

(iv)	The text of the Regulations of the Board of Directors, regarding which information will be provided under the Eleventh item of the Agenda.

(v)	Instructions for the electronic grant of proxies and electronic voting via a distance.

(vi)	The Annual Corporate Governance Report.

(vii)	The Annual Report of the Group.

Santander, May 19, 2004

The General Secretary and
Secretary of the Board,
Ignacio Benjumea

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: May 21, 2004	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President